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                                                                       EXHIBIT 3

                              ARTICLES OF AMENDMENT

                                     TO THE

                            ARTICLES OF INCORPORATION

                                       OF

                           SOUTHERN COMMUNITY BANCORP



         Pursuant to the provisions of section 607.1003, Florida Statutes, SOUTHERN COMMUNITY BANCORP, a Florida profit corporation, adopts the following Articles of Amendment to its Articles of Incorporation:

FIRST:

         Articles III and IV of the Articles of Incorporation of SOUTHERN COMMUNITY BANCORP, relating, respectively, to the designation of the initial registered office of the corporation and the name and address of the incorporator, are hereby repealed in their entirety, and a new Article III is hereby adopted to read:

                                   ARTICLE III

                               Board of Directors

         A. NUMBER OF DIRECTORS. The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors consisting of not less than nine or more than seventeen directors, the exact number of directors to be determined from time to time solely by resolution adopted by the Board of Directors.

         B. CLASSIFICATION OF DIRECTORS; TERM OF OFFICE. The Board of Directors shall be divided into three classes, each class consisting initially of three directors, and designated as Class I, Class II and Class III, respectively. Any increase or decrease in the number of directors pursuant to Paragraph A of this
Article III shall be so apportioned among the three classes as to make all classes as nearly equal in number as possible. At the annual meeting of the shareholders in 2001, directors designated in Class I shall be elected for a term of one year, directors designated in Class II shall be elected for a term of two years, and directors designated in Class III shall be elected for a term of three years. At each annual meeting thereafter, directors shall be elected for a term of three years. Except in cases where a director's term has been terminated before its scheduled expiration by death, resignation, disqualification or removal from office, each director shall continue to hold office after the annual meeting at which his term is scheduled to expire until his successor shall have been elected and shall have qualified to serve. No


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decrease in the number of directors shall have the effect of shortening the term of an incumbent director.

         C. VACANCIES. Any vacancy on the Board of Directors, including a vacancy resulting from an increase in the number of directors, may be filled by appointment by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director.


SECOND:

         The foregoing amendment was adopted by resolution of the Board of Directors of the corporation on February 15, 2001 and, pursuant to the recommendation of the Board of Directors contained in such resolution, the amendment was approved by the holders of a majority of the shares entitled to vote thereon at the annual meeting of the shareholders held on April 19, 2001. Such vote was sufficient for approval of the amendment.

         Signed this 29th day of April, 2001.



                                  /s/ CHARLIE W. BRINKLEY, JR.
                                  -------------------------------------------
                                  CHARLIE W. BRINKLEY, JR., Chairman and CEO





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